UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP

(Translation of registrant’s name into English)

97 Poseidonos Avenue and 2 Foivis Street

166 74 Glyfada, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is management’s discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the six months ended June 30, 2024 of Dynagas LNG Partners LP (the “Partnership”).

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership’s opinion, may constitute forward-looking statements.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “likely,” “would,” “could,” “seek,” “continue,” “possible,” “might,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements.  Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K, the information under the heading “Item 3. Key Information—D. Risk Factors” set forth in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2024, or our Annual Report, and other filings we make with the Commission.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, or political events, or international hostilities, including the escalation of the Israel-Gaza conflict and potential spillover effects throughout the Middle East, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, such as COVID-19 and its variants, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the discontinuance of the London Interbank Offered Rate, or, LIBOR, and its replacement with the Secured Overnight Financing Rate, or SOFR, on any of our debt referencing LIBOR in the interest rate, the amount of cash available for distribution, and other factors. Due to the ongoing war between Russia and Ukraine, the United States, United Kingdom, the European Union, Canada, and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time. Although currently there has been no material impact on the Partnership, potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system that would negatively affect payments under the Partnership’s existing vessel charters; (2) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (3) a general deterioration of the Russian economy. In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition, or results of operations.

We undertake no obligation, and specifically decline any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors which may adversely affect our results. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this Report on Form 6-K, our Annual Report, and in our other filings make with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP (Registrant)

Dated: September 19, 2024

	By:	/s/ Michael Gregos
Michael Gregos
Chief Financial Officer